Exhibit (a)(1)(xx)

FORM OF REMINDER COMMUNICATION TO ELIGIBLE EMPLOYEES
ABOUT THE OPTION EXCHANGE PROGRAM

Date:	[___], 2005
To:	RFMD Eligible Employees
From:	Nina Saravia, Tax Manager or Brenda Hatley, Stock Option Administrator
Subj:	Reminder About Option Exchange Program

The Option Exchange Program is currently open and available to all Eligible Employees. To date over ____% of Eligible Employees have made an election to tender some or all of their Eligible Options. As previously communicated, the Program is currently scheduled to close at 12:00 Midnight Eastern Daylight Time on August 5, 2005. Remember, if you wish to participate and have not done so already, you must ensure that we receive your Election Form prior to 12:00 Midnight Eastern Daylight Time on August 5, 2005.

If you have any questions, please contact us by phone at Extension 5750 ((336) 678-5750) or by e-mail to Option Exchange Coordinator (OEC@rfmd.com).